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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49018

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mercury Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1615 Hill Road, Suite 21
(No. and Street)

Novato	CA	94947-4304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Barrett (949) 244-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mercury Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of Orange
Subscribed and sworn to (or affirmed) before me on this 12 day of April, 2021 by Thomas Barrett
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.
Signature (Seal)

ANGEL JIMENEZ
COMM. # 2323928
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
COMM. EXPIRES MAR. 12, 2024

Mercury Securities, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2020

Contents

Mercury Securities, LLC

Independent Auditor's Opinion

For the Year-ended December 31, 2020

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Member of Mercury Securities, LLC

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Brokerbank Securities, Inc. (the "Company") as of December 31, 2020, and the related statements of operations, stockholders' equity, and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Emphasis-of-Matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced recurring operating losses and negative cash flow and has financed its working capital requirements through member contributions. These conditions raise doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect to this matter.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PLLC
Tuttle Bond PLLC

China Spring, Texas
April 12, 2021

We have served as the Mercury Securities, LLC's auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Mercury Securities, LLC

Financial Statements

For the year ended December 31, 2020

Mercury Securities, LLC
Statement of Financial Condition
For the year ended December 31, 2020

ASSETS		
Current Assets		
Checking/Savings	$	11,356
Total Checking/Savings	$	11,356
Total Assets (All current)	$	11,356
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accrued Liabilities	$	5,000
Total Liabilities (All Current)	$	5,000
Equity		
Capital Stock	$	16,937
Paid in Capital	$	63,699
Retained Earnings	$	(42,853)
Net Income	$	(31,427)
Total Equity	$	6,356
TOTAL LIABILITIES & EQUITY	$	11,356

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Statement of Operations
For the year ended December 31, 2020

Ordinary Income/Expense		
Revenue		
Insurance Trails	$	676
Total Revenue	$	676
Expenses		
Bank Charges		30
Fidelity Bond Insurance		576
State Income Taxes		800
Fees & Licenses		2,747
Audit & Tax		4,675
Regulatory Fees		8,931
Fee Reimbursements		(909)
Consulting Fees		15,220
General Administrative Expense		33
Total Expense	$	32,103
Net Loss	$	(31,427)

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Statement of Cash Flows
For the Year-Ended December 31, 2020

Cash flows from operating activities		
Net Loss	$	(31,427)
Adjustments to reconcile net income (loss) to net cash provided (used by operating activities:		
(Increase) decrease in assets:		
Accounts Receivable		1,163
Increase (decrease) in liabilities:		
Accrued Liabilities		5,000
Net cash provided (used) by operating activities	$	(25,264)
Cash flows from investing activities		
Short Term Investments		-
Proceeds from sale of assets		-
Net cash (used) provided by investing activities		-
Cash flows from financing activities		
Additional Paid in Capital - Common		26,700
Net cash provided (used) by financing activities		26,700
Net increase (decrease) in cash and cash equivalents	$	1,436
Cash and cash equivalents--beginning of year	$	9,920
Cash and cash equivalents--end of year	$	11,356

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Statement of Changes in Member's Equity
For the Year-Ended December 31, 2020

Balance at January 1, 2020	$ 11,083
Net Income	(31,427)
Pain-in Capital	26,700
Balance at December 31, 2020	$ 6,356

The accompanying notes are an integral part of these financial statements.

Mercury Securities, LLC
Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Mercury Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Mercury Securities, LLC (the "Company") was formed as a limited liability company in the State of California on March 14, 2005. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority("FINRA"). The Company earns commissions from the sales of mutual fund shares, variable annuities and introduction fees. The Company operates under the exempted provisions of the Securities and Exchange Commission's Rule 15c3-3(k)(2)(i).

Description of Business

The Company is engaged in business as a securities broker-dealer for private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable - Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when services are rendered, or remuneration earned.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. The Company holds no securities positions which require representation on Level 1, 2 or 3 schedule.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations

The company has revenue concentrations; the firm specializes in the of mutual funds and/or variable annuities, private placements of securities, acting as a placement agent and as an intermediary between buyers and sellers of private equity funds in the secondary market. In 2020 the Company earned revenue only from insurance trails.

NOTE B - COMMITMENTS AND CONTINGENCIES

No commitment or contingency was recorded for the financial audit due to the high level of uncertainty that such would occur. As referenced in Note G, the Company was pending sale for which a nonrefundable payment was made for the purchase of the Company's shares. The sale was not consummated, and no conditions existed whereby the seller of shares would be required to refund any monies, nor was the Company a party to the transaction; as such Mercury Securities, LLC does not record any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss, future obligation, or that may be reasonable asserted against the firm at a future date.

NOTE C - RENT (Related Party Rent)

The Company has an expense-sharing agreement with an entity under common ownership to use its office facilities. The rent cost is shared in whole or in part with the entity under common ownership. The amount of rent charged to the Company was waived to due to an immaterial apportionment of revenue for 2020.

NOTE D – REVENUE

The Company received minimal revenue in 2020 from insurance trails.

NOTE E - GOING CONCERN AND LIQUIDITY RISK

The accompanying financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. For the year ended December 31, 2020, the Company reported a net loss of $31,427 and relied on contributions from the member of $26,700 to fund its operations. These results and the $11,356 of cash on hand at December 31, 2020, raise substantial doubt about the Company's ability to continue as a going concern.

NOTE F - NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2019, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions and reimbursable fees.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

NOTE G – POTENTIAL SALE

During the calendar year the Member entered into an agreement to sell their shares of the Company. The Member received non-refundable, non-recourse consideration in the amount of $20,000, which was deposited into the Company by the Member and used to pay certain expenses to maintain the Company's good standing. The sale was not consummated in 2020.

NOTE G - SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the date of these financial statements for items requiring recording or disclosure in these financial statements. The evaluation was performed through April 12, 2021, which is the date the financial statements were available to be issued.

Based upon this review, the Company discloses that the Company's Managing Member, President, primary principal and controlling owner became deceased in March 2021, upon which, pursuant to the laws of the State of California, Company ownership transferred to the spouse. The spouse is now the sole owner and has ceased operations pending sale. The sole owner may dissolve the Company if no prospective buyer presents prior to the Company having to incur additional expenses necessary to remain viable for sale.

These events are not anticipated to have a material impact on its financial statements as presented other than that which has already been disclosed.

Mercury Securities, LLC

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

Mercury Securities, LLC

Supplementary Computations

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

Computation of Net Capital

Total Stockholder's Equity	$	6,356
Allowable Subordinated Loans	$	-
Non-Allowable Assets	$	-
Haircuts on Securities Positions		
Securities Haircuts	$	-
Undue Concentration Charges	$	-
Net Allowable Capital	$	6,356

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	334
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	5,000
Net Capital Requirement	$	5,000
Excess Net Capital	$	1,356

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	5,000
Percentage of Aggregate Indebtedness to Net Capital		78.67%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as of	December 31, 2020	$	6,356
Adjustments			
Increase (Decrease) in Equity		$	-
Increase (Decrease) in Subordinated Loans		$	-
(Increase) Decrease in Non-Allowable Assets		$	-
(Increase) Decrease in Securities Haircuts		$	-
(Increase) Decrease in Undue Concentration Charges		$	-
Net Capital per Audit		$	6,356
Reconciled Difference		$	-

Mercury Securities, LLC
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $6,356 which was $1,356 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 78.67%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3-3(k)2(i).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section.

Mercury Securities, LLC

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) Of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(i)

Maia McGehee
Mercury Securities, LLC
1615 Hill Road, Suite 21
Novato, CA 94947

Dear Maia McGehee:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Mercury Securities, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Mercury Securities, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Mercury Securities, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mercury Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
April 12, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Mercury Securities, LLC

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

Mercury Securities, LLC
1615 Hill Road, Suite 21 Novato,
CA 94947

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Mercury Securities, LLC:

1. Claims exemption 15c3-3(k)(2)(i) from 15c3-3,
2. We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below,
3. We have no exceptions to report this fiscal year.

Regards,

Thomas J. Barrett
Chief Financial Officer
Mercury Securities, LLC